Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 35
DATED OCTOBER 4, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 35 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 35 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 34 dated September 27, 2004, and Supplement No. 33 dated September 15, 2004, (Supplement No. 33 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and September 10, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

GMAC Insurance Office Building, Winston-Salem, North Carolina

On September 29, 2004, we purchased a commercial office complex, containing approximately 501,064 of gross leasable square feet. The property is comprised of an 18-story office building, a six-story office building and various parcels of land that are used as surface and deck parking lots. The complex is located at 500 West 5th Street in Winston-Salem, North Carolina.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $60,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $120 per square foot of leasable space.

We purchased this property with our own funds. On September 29, 2004, we obtained financing in the amount of $33,000,000. The loan requires interest only payments at an annual interest rate of 4.61% and matures October 2009.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, GMAC Insurance, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis over the next ten years.

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
GMAC Insurance	501,064	100	10.31	10/04	09/09
			10.51	10/09	09/10
			10.72	10/10	09/11
			10.93	10/11	09/12
			11.14	10/12	09/13
			11.36	10/13	09/14

For federal income tax purposes, the depreciable basis in this property is approximately $45,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Publix Shopping Center, Mt. Pleasant, South Carolina

We anticipate purchasing a newly constructed shopping center known as Publix Shopping Center, containing 63,864 gross leasable square feet. The center is located at US Highway 17 and Park West Boulevard in Mt. Pleasant, South Carolina.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $12,101,000. These amounts may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $189 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Publix, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	44,840	70	11.50	04/04	04/24

For federal income tax purposes, the depreciable basis in this property will be approximately $9,076,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Publix Center is newly constructed and was completed during 2004. As of October 1, 2004, the property was 92% leased to 10 tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

O'Neill Liquor	1,418	04/09	28,324	19.97
Zone 3 Entertainment	3,750	04/09	67,500	18.00
Lady Fitness	1,507	05/09	28,633	19.00
Dry Cleaner	1,000	05/09	19,500	19.50
Cellular Wireless	1,000	06/09	21,500	21.50
Pak Mail	1,000	06/09	21,500	21.50
Chinese Restaurant	1,656	07/09	33,120	20.00
Chiropractor	1,412	07/09	27,534	19.50
Nail Salon	1,000	07/09	20,000	20.00
Publix	44,840	04/24	515,660	11.50

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Oswego Commons, Oswego, Illinois

We anticipate purchasing a portion of an existing shopping center known as Oswego Commons. This transaction is comprised of 188,150 gross leasable square feet. The center is located at 3080 Route 34 in Oswego, Illinois.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $35,022,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $186 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Dominick's, T.J. Maxx and OfficeMax, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Dominick's	65,844	35	12.21	03/02	03/22

T.J. Maxx	28,144	15	10.20	10/02	09/12

OfficeMax	20,015	11	14.00	11/03	10/18

For federal income tax purposes, the depreciable basis in this property will be approximately $26,267,000 When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Oswego Commons was constructed in phases from 2002 to 2004. As of October 1, 2004, this property was 98% occupied, with a total 183,950 square feet leased to 21 tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

3 Day Blinds	1,802	09/07	44,100	24.47
Quizno's	1,612	09/07	36,864	22.87
Lee Nails	919	10/07	22,938	24.96
EB Games	2,015	01/08	47,352	23.50
All Cleaners	1,100	01/08	28,920	26.29
Lemstone	2,334	10/08	44,340	19.00
American Mattress	4,200	03/09	92,400	22.00
Oreck	1,500	05/09	34,500	23.00
Hallmark	4,413	01/10	72,240	16.37
T-Mobile	1,920	12/11	57,900	30.16
Great Clips	1,163	07/12	27,660	23.78
Panera Bread	4,200	09/12	96,600	23.00
T.J. Maxx	28,144	09/12	287,000	10.20
Coldstone Creamery	1,400	01/13	33,600	24.00
Payless Shoes	2,496	02/13	52,416	21.00
Famous Footwear	9,773	03/13	134,376	13.75
Party City	12,012	03/13	176,448	14.69
Petco	13,788	10/13	181,308	13.15
Zales Jewelry	3,300	04/14	79,200	24.00
OfficeMax	20,015	10/18	280,200	14.00
Dominick's	65,844	03/22	804,000	12.21

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Casa Paloma Shopping Center, Chandler, Arizona

We anticipate purchasing an existing shopping center known as Casa Paloma Shopping Center, containing 130,096 gross leasable square feet. The center is located at 7131 W. Ray Road in Chandler, Arizona.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $43,136,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $332 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, AJ's Fine Foods and Creative Leather, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

AJ's Fine Foods	26,500	20	11.20	04/00	04/25

Creative Leather	13,249	10	15.50	03/00	05/10

For federal income tax purposes, the depreciable basis in this property will be approximately $32,352,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Casa Paloma Shopping Center was built in 2000. As of October 1, 2004, this property was 92% occupied, with a total 120,298 square feet leased to 25 tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Billy Lewis	2,089	03/05	59,056	28.27
Banana Republic	7,000	04/05	88,000	12.57
Thomas Kinkade Gallery	1,200	05/05	44,400	37.00
ALLTEL	2,731	06/05	104,488	38.26
Coffin & Trout Fine Jewelers	3,525	07/05	147,979	41.98
Cold Stone Creamery	1,205	07/05	45,573	37.82
Valley Nails	1,225	03/06	44,174	36.06
The Gap & Gap Kids	9,000	03/06	180,000	20.00
Paris Paris	1,200	07/08	39,600	33.00
Polka Dot Dreams	1,178	12/08	41,230	35.00
Bath & Body Works	2,400	01/09	61,800	25.75
Ritz Camera	2,744	02/09	80,948	29.50
T-Mobile	1,500	04/09	51,000	34.00
Rolf's Salon	2,400	01/10	82,800	34.50
Chico's	2,000	01/10	65,280	32.64
White House/Black Market (Chico's)	1,500	01/10	48,960	32.64
Showcase Home Entertainment (Tweeter)	12,000	02/10	216,000	18.00
Sur La Table	5,903	03/10	171,718	29.09
Tomaso's Restaurant	6,794	05/10	165,502	24.36
Creative Leather	13,249	05/10	205,360	15.50
Pei Wei Asian Diner (PF Chang's)	2,800	06/10	95,200	34.00
Talbots	4,091	01/11	109,434	26.75
Ann Taylor	3,964	01/11	122,884	31.00
Bistro Isabele	2,100	10/11	50,400	24.00
AJ's Fine Foods	26,500	04/25	296,800	11.20

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Denton Crossing, Denton, Texas

We anticipate purchasing a shopping center that is in the final phase of construction, and which is known as Denton Crossing, that will contain 329,663 gross leasable square feet when completed. The center is located at 1800 S. Loop 288 in Denton, Texas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $63,763,000. These amounts may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $193 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Oshman's Sporting Goods, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Oshman's Sporting Goods	50,000	15	10.00	11/03	01/14

For federal income tax purposes, the depreciable basis in this property will be approximately $47,883,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Denton Crossing was constructed during 2003 and 2004. The property is currently leasing up the remaining vacancies and certain tenants have executed lease for retail space within the shopping center. As of October 1, 2004, the property was 85% leased to 33 tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Dress Barn	8,000	12/08	120,000	15.00
Lane Bryant	5,000	10/08	95,000	19.00
Chipolte Mexican Grill	2,578	12/08	61,872	24.00
Advance America	1,440	12/08	34,560	24.00
Happy Nails	1,300	12/08	27,235	20.95
Fantasy Nail	1,200	12/08	27,600	23.00
Sally Beauty	1,600	01/09	35,200	22.00
H & R Block	2,000	01/09	47,000	23.50
Roly Poly	1,200	01/09	29,100	24.25
Wing Pit	1,807	03/09	45,175	25.00
Mattress Firm	6,000	05/09	147,000	24.50
Mattress Giant	4,553	05/09	104,719	23.00
T-Mobile	1,873	06/09	45,345	24.21
Old Navy	14,800	07/09	206,460	13.95
Wells Fargo Bank	1,818	08/09	45,450	25.00
Sport Clips	1,458	08/09	31,493	21.60
Rice Boxx Asian Cafe	2,504	09/09	65,104	23.50
Thai Restaurant *	2,000	09/09	46,000	25.00
Motherhood Maternity *	1,800	09/09	41,400	23.00
New York Subway	1,500	09/09	33,750	22.50
Carvel Ice Cream *	1,207	09/09	30,175	25.00
T.J. Maxx	28,000	09/13	259,000	9.25
Best Buy	30,571	10/13	360,126	11.78
Famous Footwear	10,000	10/13	145,000	14.50
Aveda *	2,000	12/13	47,000	23.50
Hollywood Video	6,350	01/14	125,984	19.84
Cost Plus World Market	18,300	01/14	228,750	12.50
Oshman's Sporting Goods	50,000	01/14	500,000	10.00
Bed, Bath & Beyond	24,000	01/14	234,000	9.75
Michaels	21,163	02/14	222,212	10.50
Pier 1 Imports	9,500	02/14	152,000	16.00
Chaucers *	10,000	09/14	170,000	17.00
Kirkland *	5,000	09/14	115,000	23.00

* Lease term information is based on the estimated date the tenant begins occupancy and is not currently available.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Magnolia Square, Houma, Louisiana

We anticipate purchasing a shopping center being built and which will be known as Magnolia Square, containing 115,746 gross leasable square feet. The center is located at Martin Luther King Boulevard in Houma, Louisiana.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $18,552,000. These amounts may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $160 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Circuit City, Ross Stores and PETsMART, will lease more than 10% of the total gross leasable area of the property. The lease term will be determined in accordance with the tenant's commencement date. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per
Lessee *	(Sq. Ft.)	GLA	Annum ($)

Circuit City	20,000	17	13.85

Ross Stores	30,186	26	9.25

PETsMART	20,030	17	12.50

* Lease term information is based on the date the tenant begins occupancy and is not currently available.

For federal income tax purposes, the depreciable basis in this property will be approximately $13,914,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Magnolia Square is being constructed during 2004. The property is currently leasing up the remaining vacancies and certain tenants have executed lease for retail space within the shopping center. As of August 1, 2004, the property was 90% leased to nine tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Rent ($)	Per Annum ($)

Circuit City	20,000	277,000	13.85
Ross Dress for Less	30,186	279,221	9.25
PETsMART	20,030	250,375	12.50
Dress Barn	7,700	109,725	14.25
Chuck E. Cheese	7,000	126,000	18.00
Sally Beauty Supplies	1,600	26,000	16.25
Dollar Tree	10,030	72,718	7.25
Starbucks	1,600	39,600	24.75
West Marine	6,000	113,700	18.95

* Lease term information is based on the date the tenant begins occupancy and is not currently available.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offering as of September 30, 2004:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	144,608,827	1,446,008,280	151,082,773	1,294,925,507

Shares sold pursuant to our distribution reinvestment program	1,636,032	15,542,307	-	15,542,307

	146,264,859	1,461,750,587	151,082,773	1,310,667,814

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.